SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Match Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57665R106

(CUSIP Number)

August 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Justin Mateen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,590,398(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,590,398(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,590,398(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%(2)

12	Type of Reporting Person IN

(1) The aggregate number includes 5,590,148 stock options, all of which are presently exercisable.  These stock options may be settled (i) at the election of Match Group, Inc., a Delaware corporation (the “Issuer”), in shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer or (until such time as IAC/InterActiveCorp, a Delaware corporation (“IAC”), ceases to own shares representing a majority of the combined voting power of the outstanding Common Stock, Class B Common Stock, par value $0.001 per share, of Match, and Class C Common Stock, par value $0.001 per share, of Match) shares of common stock, par value $0.001 per share, of IAC, if Justin Mateen (the “Reporting Person”) elects to “net settle” such options by having shares withheld to cover the exercise price and any applicable withholding taxes, or (ii) in shares of Common Stock, if the Reporting Person elects to pay the exercise price and any applicable withholding taxes in cash.  These stock options resulted from the merger of Tinder, Inc., a Delaware corporation, with and into the Issuer on July 13, 2017, and the currently reported number of options was calculated based on numbers provided to the Reporting Person by the Issuer.

(2) Based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017.

Item 1(a).	Name of Issuer Match Group, Inc., a Delaware corporation.
Item 1(b).	Address of Issuer’s Principal Executive Offices 8750 North Central Expressway, Suite 1400, Dallas, Texas 75231.

Item 2(a).

Name of Person Filing
This Amendment No. 1 to Schedule 13G is filed by the Reporting Person, with respect to shares of Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence 3750 Las Vegas Blvd., S #2805, Las Vegas, Nevada, 89158.
Item 2(c).	Citizenship United States of America
Item 2(d).	Title of Class of Securities Common Stock, par value $0.001 per share.
Item 2(e).	CUSIP Number 57665R106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2017

/s/ Justin Mateen
Justin Mateen